Exhibit 1

FOR IMMEDIATE RELEASE	5 JUNE 2014

WPP PLC (“WPP”)

Bates CHI&Partners agrees to acquire the business of Temple Advertising

WPP announces that its wholly owned operating company, Bates CHI&Partners, has agreed to acquire the business and assets of Temple Advertising Private Limited (“Temple”), a boutique advertising agency based in Bangalore, India.

Co-founded in 2004 by Manmohan Anchan, Vidur Vohra and Srikanth V.S., Temple has worked with leading Indian brands across media and entertainment, automotive, fashion and retail, foods, education and real estate. Clients include Embassy Group, eTV Kannada, Reliance Trends, Sumeru Frozen Foods, Vaswani Group and Wipro Technologies. Temple employs approximately 40 people.

This investment marks a further step towards WPP’s declared goal of developing its networks in fast-growth and important markets and sectors. In India, WPP generates revenues of about $500 million (including associates) and employs 13,000 people. In Asia, the Group (including associates) generates revenues of US$ 5 billion and employs over 48,000 people.

WPP is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years.

Contact:

Feona McEwan, WPP London	+ 44(0) 207 408 2204
Belinda Rabano, WPP Beijing	+ 86 10 8520 3066